UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1 )*

Horizon Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44047T109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109	13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS Christoph F. Boehringer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,800,000
	6	SHARED VOTING POWER 2,357,575
	7	SOLE DISPOSITIVE POWER 1,800,000
	8	SHARED DISPOSITIVE POWER 2,357,575
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,157,575
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 44047T109	13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS CD-Venture GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,357,575
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,357,575
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,575
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 44047T109	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Horizon Pharma, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Lake Cook Road, Suite 520, Deerfield, Illinois 60015

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by CD-Venture GmbH (“CD-Venture”) and Christoph F. Boehringer.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Bergheimer Str. 45
69115 Heidelberg
Germany

Item 2(c).	Citizenship:

CD-Venture is a German corporation.  Mr. Boehringer is a German citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).	CUSIP Number: 44047T109

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned as of December 31, 2013:

Mr. Boehringer.  Mr. Boehringer is the beneficial owner of 4,157,575 shares of the Issuer’s Common Stock, including 2,357,575 shares of the Issuer’s Common Stock beneficially owned by CD-Venture.

CD-Venture. CD-Venture is the beneficial owner of 2,357,575 shares of the Issuer’s Common Stock, which includes 276,147 shares of the Issuer’s Common Stock issuable upon exercise of warrants held by CD-Venture that are exercisable within 60 days of the date of this filing.

CD-Venture is also the record owner of warrants to purchase an aggregate of up to 285,714 shares of the Issuer’s Common Stock (the “September 2012 Warrants”). There is no right to exercise the aforementioned September 2012 Warrants to the extent that after giving effect to such exercise CD-Venture and its affiliates, including Mr. Boehringer, would beneficially own in excess of 4.99% of the outstanding shares of the Issuer’s Common Stock following such exercise (the “Maximum Percentage”). CD-Venture can increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% by written notice to the Issuer, with such increase or decrease taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to such September 2012 Warrants and no shares are currently issuable upon exercise of such September 2012 Warrants. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by CD-Venture or any other person that it is the beneficial owner of any of the Issuer’s Common Stock underlying such September 2012 Warrants for purposes of Section 13(g) of the Act, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

The percentages used herein are based upon 65,857,686 shares of the Issuer’s Common Stock outstanding as of November 5, 2013, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013, as adjusted in accordance with Rule 13d-3 under the Act.

CUSIP No. 44047T109	13G	Page 5 of 7 Pages

(b)	Percent of Class:

Christoph F. Boehringer	6.3%*
CD-Venture	3.6%
 *Includes shares beneficially owned by CD-Venture.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Christoph F. Boehringer	1,800,000
CD-Venture	2,357,575

(ii)	shared power to vote or to direct the vote:

Christoph F. Boehringer	2,357,575*
CD-Venture	0
*Consists of shares beneficially owned by CD-Venture with respect to which Mr. Boehringer shares the power to direct the vote.
(iii)	sole power to dispose or to direct the disposition of:

Christoph F. Boehringer	1,800,000
CD-Venture	2,357,575

(iv)	shared power to dispose or direct the disposition of:

Christoph F. Boehringer	2,357,575*
CD-Venture	0
 *Consists of shares beneficially owned by CD-Venture with respect to which Mr. Boehringer shares the power to direct the disposition.

CUSIP No. 44047T109	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44047T109	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2014

/s/ Christoph F. Boehringer
Christoph F. Boehringer

CD-Venture GmbH

By:	/s/ Christoph F. Boehringer
Christoph F. Boehringer, Geschäftsführer (Managing Director)